# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Carlyle Credit Income Fund, CIK 0001517767
CUSIP: 92535C104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: ONE VANDERBILT AVENUE, ONE VANDERBILT AVENUE, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 11/30/2023
Amends the filing with accession number 0001504304-19-000013
Filed by CIK 0001504304
Persons authorized to receive notices and communications: Phillip Goldstein, 250 Pehle Ave. Suite 708, Saddle Brook, New Jersey (NJ), 07663, 914 260 8248; Andrew Dakos, 250 Pehle Ave. Suite 708, Saddle Brook, New Jersey (NJ), 07663, 201 881 7101

## Reporting persons
- Bulldog Investors, LLP (CIK 0001504304): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 7,215; shared voting power 132,008; sole dispositive power 7,215; shared dispositive power 132,008; aggregate amount beneficially owned 139,223 (1.2% of the class)
  Comment: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.
- GOLDSTEIN PHILLIP (CIK 0001067621): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 7,215; shared voting power 263,765; sole dispositive power 7,215; shared dispositive power 263,765; aggregate amount beneficially owned 270,980 (2.3% of the class)
  Comment: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.
- Dakos Andrew (CIK 0001341021): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 7,215; shared voting power 263,765; sole dispositive power 7,215; shared dispositive power 263,765; aggregate amount beneficially owned 270,980 (2.3% of the class)
  Comment: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Carlyle Credit Income Fund
Address of issuer's principal executive offices: ONE VANDERBILT AVENUE, ONE VANDERBILT AVENUE, NEW YORK, New York (NY), 10017
Comment:
This Constitutes Amendment #8 to the schedule 13D filed July 29,2019. Except as specifically set forth herein, the Schedule 13D remains unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As per the N-CSR filed on 11/30/2023 there were 11,725,357 shares of common stock outstanding as of 9/30/23. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor. As of February 12, 2024, Bulldog Investors, LLP is deemed to be the beneficial owner of 139,223 shares of CCIF (representing 1.19% of CCIF's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of, and dispose of, these shares.
As of February 12, 2024, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 270,980 shares of CCIF (representing 2.31% of CCIF's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Bulldog Investors, LLP has sole power to dispose of and vote 7,215 shares. Bulldog Investors, LLP has shared power to dispose of and vote 132,008 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of CCIF's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners in Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 131,757 shares.
Transactions in the class effected during the past sixty days:
During the last 60 days the following shares of CCIF were sold.

Date Shares Price
2/6/2024 (2,981) 8.1367
2/5/2024 (7,101) 8.0023
2/2/2024 (300) 8.0400
2/1/2024 (2,599) 7.9200
1/12/2024 (4,758) 8.0602
1/11/2024 (730) 8.0400
1/10/2024 (1,672) 8.0300
1/10/2024 (4,012) 8.0421
1/9/2024 (5,358) 8.0500
1/4/2024 (9,900) 8.1267
1/2/2024 (5,051) 8.1314
12/28/2023 (6,649) 7.8002
12/20/2023 (400) 7.8200
12/19/2023 (2,951) 7.8500
12/18/2023 (5,050) 7.7832
12/14/2023 (600) 7.7400
12/13/2023 (10,000) 7.7401
12/12/2023 (8,100) 7.7203
12/11/2023 (1,900) 7.7200
12/11/2023 (17,435) 7.7000
12/8/2023 (3,069) 7.7000
Other persons with the right to receive dividends or sale proceeds: Clients of Bulldog Investors, LLP and a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority are entitled to receive any dividends or sales proceeds.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owner of more than 5% of CCIF's common stock on November 30, 2023 based on the N-CSR filed November 30, 2023.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Bulldog Investors, LLP: Andrew Dakos, Andrew Dakos, Partner (02/12/2024)
- GOLDSTEIN PHILLIP: Phillip Goldstein, Phillip Goldstein (02/12/2024)
- Dakos Andrew: Andrew Dakos, Andrew Dakos (02/12/2024)